EXHIBIT 99.1
Shopify Announces Closing of Underwriters' Over-Allotment Option in Connection with Offering of Class A Subordinate Voting Shares

Ottawa, Canada - June 2, 2017 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that, in connection with its recent public offering of 5,500,000 Class A subordinate voting shares completed on May 24, 2017 (the “Offering“), the underwriters to the Offering exercised their option (the “Over-Allotment Option”) in full to purchase an additional 825,000 Class A subordinate voting shares. The sale of the additional Class A subordinate voting shares pursuant to the Over-Allotment Option was completed today, and brings the aggregate gross proceeds from the Offering to US$575,575,000.
Morgan Stanley and Credit Suisse acted as bookrunners and CIBC Capital Markets acted as co-manager in the Offering.
No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.
About Shopify
Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces and physical retail locations. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers hundreds of thousands of businesses in approximately 175 countries and is trusted by brands such as Tesla, Nestle, GE, Red Bull, Kylie Cosmetics, and many more.
Forward-looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“). Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proceed of the offering will be used on the terms described. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT: INVESTORS: Katie Keita Director, Investor Relations 613-241-2828 IR@shopify.com	MEDIA: Sheryl So Public Relations Manager 416-238-6705 x 302 press@shopify.com
SOURCE: Shopify